Exhibit 99.1

FOR RELEASE

Unitil Reports Second Quarter Earnings

HAMPTON, N.H., AUGUST 2, 2022 — Unitil Corporation (NYSE: UTL) (unitil.com) today announced Net Income of $4.9 million, or $0.30 in Earnings Per Share (EPS) for the second quarter of 2022, an increase of $2.2 million in Net Income, or $0.12 in EPS, compared to the second quarter of 2021. For the six months ended June 30, 2022, the Company reported Net Income of $26.4 million, or $1.65 per share, an increase of $4.8 million, or $0.21 per share, compared to the same six month period in 2021. The Company’s Electric and Gas GAAP Gross Margins for the second quarter of 2022 were $17.9 million and $19.3 million, respectively. For the six months ended June 30, 2022, the Company’s Electric and Gas GAAP Gross Margins were $35.8 million and $62.8 million, respectively. The Company’s three and six months results, including Electric and Gas GAAP Gross Margins, reflect the effects of recently completed base rate cases in New Hampshire.

“The Company continues to execute on our strategic priorities and deliver sustainable long-term value with the successful completion of our electric and gas base rate cases in New Hampshire,” said Thomas P. Meissner, Jr., Unitil’s Chairman and Chief Executive Officer. “The Company’s strong financial results through the first six months of 2022 reflect our focus on operational excellence and regulatory initiatives.”

Electric GAAP Gross Margin was $17.9 million in the three months ended June 30, 2022, essentially unchanged compared to the same period in 2021. For the six months ended June 30, 2022, Electric GAAP Gross Margin was $35.8 million, an increase of $0.7 million compared to the same period in 2021. For the three month period, lower depreciation and amortization expense of $0.7 million was offset primarily by the unfavorable effect on sales from cooler late spring weather. The increase in the six month period was driven by higher rates of $0.5 million and lower depreciation and amortization expense of $0.5 million, partially offset by the unfavorable effect on sales from cooler weather of $0.3 million.

[1]

The accompanying Supplemental Information more fully describes the non-GAAP financial measures used in this press release and includes a reconciliation of the non-GAAP financial measures to the financial measures that the Company’s management believes are the most comparable GAAP financial measures. The Supplemental Information also includes a discussion of the changes in the most comparable GAAP financial measures for the periods presented.

6 Liberty Lane West

Hampton, NH 03842

T 603.772.0775

unitil.com

Electric Adjusted Gross Margin (a non-GAAP financial measure1) was $23.6 million and $48.2 million in the three and six months ended June 30, 2022, respectively, a decrease of $0.7 million and an increase of $0.2 million, respectively, compared with the same periods in 2021. The decrease in the three month period was primarily driven by lower sales from the effect of cooler late spring weather. The increase in the six month period was driven by higher rates of $0.5 million, partially offset by the unfavorable effect on sales from cooler weather of $0.3 million.

Total electric kilowatt-hour (kWh) sales decreased 1.6% in the three month period ended June 30, 2022 compared to the same period in 2021. Sales to Residential customers decreased 3.9% and sales to C&I customers were essentially unchanged in the three month period ended June 30, 2022 compared to the same period in 2021. For the six month period ended June 30, 2022, total electric kWh sales were essentially unchanged. Sales to Residential customers decreased 1.5% while sales to C&I customers increased 1.2% in the six month period ended June 30, 2022 compared to the same period in 2021. The changes in sales to Residential and C&I customers reflect cooler late spring weather in 2022 compared to 2021, partially offset by customer growth. Based on weather data collected in the Company’s electric service areas, on average there were 61.8% fewer Cooling Degree Days (CDD) in the second quarter of 2022 compared to the same period in 2021. As of June 30, 2022, the number of electric customers increased by 490 over the previous year.

Gas GAAP Gross Margin was $19.3 million and $62.8 million in the three and six months ended June 30, 2022, respectively, increases of $2.5 million and $6.4 million, respectively, compared to the same periods in 2021. The increase in the three month period was primarily driven by higher rates of $3.2 million, partially offset by higher depreciation and amortization expense of $0.7 million. The increase in the six month period was driven by higher rates of $5.9 million and the favorable effect on sales from customer growth and colder weather of $1.5 million, partially offset by higher depreciation and amortization expense of $1.0 million.

Gas Adjusted Gross Margin (a non-GAAP financial measure1) was $28.2 million and $80.2 million in the three and six months ended June 30, 2022, respectively, increases of $3.2 million and $7.4 million, respectively, compared to the same periods in 2021. These increases reflect higher rates of $3.2 million and $5.9 million in the three and six month periods, respectively, while the remainder of the increases in these periods is attributable to the favorable effect on sales of customer growth and colder weather. Included in the higher rates for the three and six month periods in 2022 was an increase of $2.4 million resulting from the Company’s base rate case in New Hampshire.

6 Liberty Lane West

Hampton, NH 03842

T 603.772.0775

unitil.com

Gas therm sales increased 2.2% and 3.3% in the three and six month periods ended June 30, 2022, respectively, compared to the same periods in 2021. The increase in gas therm sales reflects colder winter weather in the first quarter of 2022 compared to the same period in 2021, and customer growth. Based on weather data collected in the Company’s gas service areas, on average there were 3.9% more Effective Degree Days (EDD) in the first six months of 2022 compared to the same period in 2021, although 2.4% fewer EDD compared to normal. The Company estimates weather-normalized gas therm sales, excluding decoupled sales, increased 0.9% in the first six months of 2022 compared to the same period in 2021. As of June 30, 2022, the number of gas customers increased by 858 over the previous year.

As of August 1, 2022, substantially all of the Company’s electric sales, and 43.0% of its gas sales, are under decoupled rates, which effectively sever the relationship between base rate revenues and sales volumes.

Operation and Maintenance (O&M) expenses increased $0.9 million and $2.4 million in three and six months ended June 30, 2022, respectively, compared to the same periods in 2021. The increase in the three month period reflects higher professional fees of $0.6 million and higher labor costs of $0.3 million. The increase in the six month period reflects higher labor costs of $1.7 million and higher professional fees of $1.2 million partially offset by lower utility operating costs of $0.5 million.

Depreciation and Amortization expense was essentially unchanged in the three months ended June 30, 2022, compared to the same period in 2021, reflecting additional depreciation associated with higher levels of utility plant in service offset by lower depreciation rates resulting from the rate case order received for the Company’s electric distribution subsidiary in New Hampshire. For the six months ended June 30, 2022, Depreciation and Amortization expense increased $0.6 million compared to the same period in 2021, reflecting additional depreciation associated with higher levels of utility plant in service, partially offset by lower depreciation rates resulting from the rate case order received for the Company’s electric distribution subsidiary in New Hampshire.

6 Liberty Lane West

Hampton, NH 03842

T 603.772.0775

unitil.com

Taxes Other Than Income Taxes increased $0.5 million and $1.1 million for the three and six months ended June 30, 2022, respectively, compared to the same periods in 2021. The increase in the three month period reflects higher local property taxes on higher utility plant in service. The increase in the six month period reflects higher local property taxes on higher utility plant in service and higher payroll taxes.

Interest Expense, Net was essentially unchanged in the three months ended June 30, 2022, compared to the same period in 2021, reflecting lower interest on long-term debt offset by higher interest on short-term borrowings. For the six months ended June 30, 2022, Interest Expense, Net decreased $0.5 million, compared to the same period in 2021, primarily reflecting lower interest on long-term debt, partially offset by higher interest on short-term borrowings.

Other Expense (Income), Net decreased $0.5 million and $1.1 million for the three and six months ended June 30, 2022, respectively, compared to the same periods in 2021, reflecting lower retirement benefit costs.

Federal and State Income Taxes for the three months ended June 30, 2022 decreased $0.6 million compared with the same period in 2021, primarily resulting from the flow back of excess Accumulated Deferred Income Taxes per regulatory orders received in New Hampshire. For the six months ended June 30, 2022, Federal and State Income Taxes increased $0.3 million compared to the same period in 2021, reflecting higher pre-tax earnings in the current period, partially offset by the flow back of excess Accumulated Deferred Income Taxes per regulatory orders received in New Hampshire.

At its January 2022, April 2022 and July 2022 meetings, the Unitil Corporation Board of Directors declared quarterly dividends on the Company’s common stock of $0.39 per share. These quarterly dividends result in a current effective annualized dividend rate of $1.56 per share, representing an unbroken record of quarterly dividend payments since trading began in Unitil’s common stock.

The Company’s earnings historically have been seasonal and typically have been higher in the first and fourth quarters when customers use natural gas for heating purposes.

The Company will hold a quarterly conference call to discuss second quarter 2022 results on Tuesday, August 2, 2022, at 10:00 a.m. Eastern Time. This call is being webcast. This call,

6 Liberty Lane West

Hampton, NH 03842

T 603.772.0775

unitil.com

financial and other statistical information contained in the Company’s presentation on this call, and information required by Regulation G regarding non-GAAP financial measures can be accessed in the Investor Relations section of Unitil’s website, unitil.com.

About Unitil Corporation

Unitil Corporation provides energy for life by safely and reliably delivering electricity and natural gas in New England. We are committed to the communities we serve and to developing people, business practices, and technologies that lead to the delivery of dependable, more efficient energy. Unitil Corporation is a public utility holding company with operations in Maine, New Hampshire and Massachusetts. Together, Unitil’s operating utilities serve approximately 107,700 electric customers and 86,600 natural gas customers. For more information about our people, technologies, and community involvement please visit unitil.com.

Forward-Looking Statements

This press release may contain forward-looking statements. All statements, other than statements of historical fact, included in this press release are forward-looking statements. Forward-looking statements include declarations regarding Unitil’s beliefs and current expectations. These forward-looking statements are subject to the inherent risks and uncertainties in predicting future results and conditions that could cause the actual results to differ materially from those projected in these forward-looking statements. Some, but not all, of the risks and uncertainties include the following: the COVID-19 pandemic, which could adversely affect the Company’s business, including by disrupting the Company’s employees’ and contractors’ ability to provide ongoing services to the Company, by reducing customer demand for electricity or natural gas, or by reducing the supply of electricity or natural gas; Unitil’s regulatory environment (including regulations relating to climate change, greenhouse gas emissions and other environmental matters); fluctuations in the supply of, the demand for, and the prices of, energy commodities and transmission and transportation capacity and Unitil’s ability to recover energy commodity costs in its rates; customers’ preferred energy sources; severe storms and Unitil’s ability to recover storm costs in its rates; general economic conditions; variations in weather; long-term global climate change; unforeseen or changing circumstances, which could adversely affect the reduction of company-wide direct greenhouse gas emissions; Unitil’s ability to retain its existing customers and attract new customers; increased competition; and other risks detailed in Unitil’s filings with the Securities and Exchange Commission. These forward looking statements speak only as of the date they are made. Unitil undertakes no obligation, and does not intend, to update these forward-looking statements except as required by law.

For more information please contact:

Todd Diggins – Investor Relations	Alec O’Meara – Media Relations
Phone: 603-773-6504	Phone: 603-773-6404
Email: diggins@unitil.com	Email: omeara@unitil.com

6 Liberty Lane West

Hampton, NH 03842

T 603.772.0775

unitil.com

Supplemental Information; Non-GAAP Financial Measures

The Company analyzes operating results using Electric and Gas Adjusted Gross Margins, which are non-GAAP financial measures. Electric Adjusted Gross Margin is calculated as Total Electric Operating Revenue less Cost of Electric Sales. Gas Adjusted Gross Margin is calculated as Total Gas Operating Revenues less Cost of Gas Sales. The Company’s management believes Electric and Gas Adjusted Gross Margins provide useful information to investors regarding profitability. Also, the Company’s management believes Electric and Gas Adjusted Gross Margins are important measures to analyze revenue from the Company’s ongoing operations because the approved cost of electric and gas sales are tracked, reconciled and passed through directly to customers in electric and gas tariff rates, resulting in an equal and offsetting amount reflected in Total Electric and Gas Operating Revenue.

In the following tables the Company has reconciled Electric and Gas Adjusted Gross Margin to GAAP Gross Margin, which we believe to be the most comparable GAAP financial measure. GAAP Gross Margin is calculated as Revenue less Cost of Sales, and Depreciation and Amortization. The Company calculates Electric and Gas Adjusted Gross Margin as Revenue less Cost of Sales. The Company believes excluding Depreciation and Amortization, which are period costs and not related to volumetric sales, is a meaningful measure to inform investors of the Company’s profitability from electric and gas sales in the period.

Three Months Ended June 30, 2022 ($ millions)
			Non-Regulated
	Electric	Gas	and Other	Total
Total Operating Revenue	$54.3	$44.6	$—	$98.9
Less: Cost of Sales	(30.7)	(16.4)	—	(47.1)
Less: Depreciation and Amortization	(5.7)	(8.9)	(0.2)	(14.8)

GAAP Gross Margin	17.9	19.3	(0.2)	37.0
Depreciation and Amortization	5.7	8.9	0.2	14.8

Adjusted Gross Margin	$23.6	$28.2	$—	$51.8

Three Months Ended June 30, 2021 ($ millions)
			Non-Regulated
	Electric	Gas	and Other	Total
Total Operating Revenue	$56.6	$40.0	$—	$96.6
Less: Cost of Sales	(32.3)	(15.0)	—	(47.3)
Less: Depreciation and Amortization	(6.4)	(8.2)	(0.2)	(14.8)

GAAP Gross Margin	17.9	16.8	(0.2)	34.5
Depreciation and Amortization	6.4	8.2	0.2	14.8

Adjusted Gross Margin	$24.3	$25.0	$—	$49.3

6 Liberty Lane West

Hampton, NH 03842

T 603.772.0775

unitil.com

Six Months Ended June 30, 2022 ($ millions)
			Non-Regulated
	Electric	Gas	and Other	Total
Total Operating Revenue	$143.5	$148.0	$—	$291.5
Less: Cost of Sales	(95.3)	(67.8)	—	(163.1)
Less: Depreciation and Amortization	(12.4)	(17.4)	(0.5)	(30.3)

GAAP Gross Margin	35.8	62.8	(0.5)	98.1
Depreciation and Amortization	12.4	17.4	0.5	30.3

Adjusted Gross Margin	$48.2	$80.2	$—	$128.4

Six Months Ended June 30, 2021 ($ millions)
			Non-Regulated
	Electric	Gas	and Other	Total
Total Operating Revenue	$116.7	$118.7	$—	$235.4
Less: Cost of Sales	(68.7)	(45.9)	—	(114.6)
Less: Depreciation and Amortization	(12.9)	(16.4)	(0.4)	(29.7)

GAAP Gross Margin	35.1	56.4	(0.4)	91.1
Depreciation and Amortization	12.9	16.4	0.4	29.7

Adjusted Gross Margin	$48.0	$72.8	$—	$120.8

6 Liberty Lane West

Hampton, NH 03842

T 603.772.0775

unitil.com

Selected financial data for 2022 and 2021 is presented in the following table:

Unitil Corporation - Condensed Consolidated Financial Data
(Millions, except Per Share data)(Unaudited)
	Three Months Ended June 30,			Six Months Ended June 30,
	2022	2021	Change	2022	2021	Change
Electric kWh Sales:
Residential	143.7	149.5	(3.9%)	336.5	341.7	(1.5%)
Commercial/Industrial	224.0	224.0	—	461.2	455.9	1.2%

Total Electric kWh Sales	367.7	373.5	(1.6%)	797.7	797.6	—

Gas Therm Sales:
Residential	8.3	8.1	2.5%	32.6	31.7	2.8%
Commercial/Industrial	37.2	36.4	2.2%	111.7	108.0	3.4%

Total Gas Therm Sales	45.5	44.5	2.2%	144.3	139.7	3.3%

Electric Revenues	$54.3	$56.6	$(2.3)	$143.5	$116.7	$26.8
Cost of Electric Sales	30.7	32.3	(1.6)	95.3	68.7	26.6

Electric Adjusted Gross Margin (a non-GAAP financial measure1):	23.6	24.3	(0.7)	48.2	48.0	0.2
Gas Revenues	44.6	40.0	4.6	148.0	118.7	29.3
Cost of Gas Sales	16.4	15.0	1.4	67.8	45.9	21.9

Gas Adjusted Gross Margin (a non-GAAP financial measure1):	28.2	25.0	3.2	80.2	72.8	7.4

Total Adjusted Gross Margin (a non-GAAP financial measure1):	51.8	49.3	2.5	128.4	120.8	7.6

Operation & Maintenance Expenses	18.4	17.5	0.9	36.9	34.5	2.4
Depreciation & Amortization	14.8	14.8	—	30.3	29.7	0.6
Taxes Other Than Income Taxes	6.7	6.2	0.5	13.5	12.4	1.1
Other Expense (Income), Net	0.6	1.1	(0.5)	1.3	2.4	(1.1)
Interest Expense, Net	6.3	6.3	—	12.5	13.0	(0.5)

Income Before Income Taxes	5.0	3.4	1.6	33.9	28.8	5.1
Provision for Income Taxes	0.1	0.7	(0.6)	7.5	7.2	0.3

Net Income	$4.9	$2.7	$2.2	$26.4	$21.6	$4.8

Earnings Per Share	$0.30	$0.18	$0.12	$1.65	$1.44	$0.21

6 Liberty Lane West

Hampton, NH 03842

T 603.772.0775

unitil.com